Filed by Marvell Technology Group Ltd.

(Commission File No. 000-30877)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

(Commission File No. 001-34942)

The following is a transcript of an interview by Jon Fortt with Matt Murphy, President and CEO of Marvell Technology Group Ltd. (“Marvell”), that aired on the “Squawk Alley” television program on CNBC on October 29, 2020.

JON FORTT: Marvell Technology striking a deal this morning to buy data center player Inphi for $10 billion in cash and stock. Marvell down 3%, Inphi up 27% at this time. It will be $8 billion, that deal, if you don’t include assumed debt. With us now, first on CNBC, Marvell’s CEO Matt Murphy. Matt, good morning. This is just a giant deal, just in relative size, more than a third of your market cap if I’m reading it correctly. And Inphi specializes in data center broadband; moving massive amounts of data quickly inside data centers, between data centers. Why is this so important to do right now?

MATT MURPHY: Yeah, good morning Jon. It’s great to see you. We’re very excited, and you’re right. Inphi is the leading company in interconnect technology both inside the data center, and to your point as well as connecting data centers worldwide. They also have a very strong and growing position in 5G for what’s called “backhaul” and “midhaul” and “fronthaul” connectivity. And if you look at the combined company, revenue of Inphi, about 70% of their revenue actually comes from both cloud infrastructure as well as 5G, and Jon as you know that’s very consistent with Marvell’s strategy in terms of our market focus.

JON FORTT: Now as we saw from Intel’s results and some others, cloud companies are still buying infrastructure, but there’s been downward pressure on a lot of the pricing. At the same time, though, Inphi’s got this pulse-amplitude modulation technology that it’s pushing cutting-edge, along with optical, allowing to move a lot more data a lot more quickly. Is your sense that you can get not only continued and growing revenue, but also better margins from the cloud giants with this kind of technology.

MATT MURPHY: Right, well you nailed it, Jon. First of all this transition in optics and moving to this new modulation technique, which is called “pulse-amplitude modulation,” or “PAM,” it’s a once-in-a-generation type of transition that’s happening. And that’s being driven by the cloud players, specifically, and Inphi has a leadership position there. Their business is extremely strong. Their most recent quarter which they announced this morning, their revenues were up 92% year-over-year, and if you look out to next quarter which they also guided, that would imply another 80% up, year-over-year. This company’s been growing about 40% a year. They have a very strong outlook as well for calendar ‘21, and that’s really on the back of exactly what you said, which is this very strong demand in build-out in the cloud, and in particular the optics that connect all of the key pieces of equipment in the data center. It’s a key item in terms of how the data center’s architected and defines the overall throughput of the data center. In terms of margins and profitability, it’s a premier company in the semiconductor industry. It’s not normally a household name, but in the chip industry it’s one of the highest regarded companies in our space. Gross margins are in the mid-60s, which is accretive to Marvell. It’s also, this deal is gonna be accretive to us—

JON FORTT: Mhmm.

MATT MURPHY: — in operating margins and in revenue growth, and earnings by the way. So it ticks the box on all four fronts and adds some very unique, special capability to us.

JON FORTT: So in a way, I’m going to do a weird thing and ask you to speak for Inphi. So why do this deal with Marvell when they’re growing the way they are, they have the margins they do? Sometimes we see M&A from desperation, but some of the M&A we’ve been seeing these days is not that. What makes now a key time to do this and what makes Marvell the right partner for them.

MATT MURPHY: Sure. Yeah. No, this is very much a combination of two growing companies. We’re both well positioned for growth. The CEO of Inphi is Dr. Ford Tamer. He’s been the CEO there for 9 years. He’s going to be joining the Marvell board as part of this transaction. They were not looking to sell. They have a great plan on their own. But as we got to talking and we shared our vision of being the leading chip company in the world that moves data, stores data, processes data and secures the world’s data, the move piece of it fit extremely well and their view that the cloud and 5G were going to be two of the most important markets for Inphi were very consistent with ours and so as we started talking, we came up with a number of opportunities to drive revenue synergies and incremental growth over the long term, as well. So I think it’s going to be a great fit. We’re going to integrate the Inphi team into the Marvell family and I think together we can accomplish great things in two of the most important markets with long term secular growth trends, which is 5G and the cloud.

JULIA BOORSTIN: Matt, to that point about the value of having these two companies together, now that you’ll really be able to offer an end-to-end solution, why is that so important from a competitive stand point.

MATT MURPHY: Sure, well, as we’ve seen — you know — as recently as this week and certainly this year, M&A and semiconductors has been robust. One of the reasons for that, it’s not the only reason, is that there is a huge benefit, Julia, in scale. Not only in scale in terms of manufacturing and cost, but also scale in terms of product portfolio and offering. And the types of accounts that we do business with, these would be the large hyper scale accounts you know. In fact, today, i think today is almost fang day. There are a number of results coming out today and you’re seeing actually strength from a number of these tier one cloud companies, as well as the 5G companies. They’re really looking for partners, Julia, that can come to them with a total solution, form very long term deep partnerships and the types of products that we do, both ourselves and Inphi, they’re fundamental to the architecture of how data centers are built or how 5G networks are built or in the future how car — the in-car network is built. And so they need partners who have a full solution set and a broad set of capabilities that they can trust and that they can partner with for a long time. And I think the combined scale of the two companies certainly reassures our customers that — that we’re extremely viable in that regard.

CARL QUINTANILLA: Matt, one last quick question just onboard sentiment. When it comes to M&A we’ve seen a lot of deals in the past couple of weeks in energy and in tech. Is it a sense that we’re going to go out and actively hunt for targets or is it more of our lines are open if you have something, give us a call?

MATT MURPHY: Well, Carl, I think that’s a great question. I think you’re seeing certainly, you know, in 2020 — and I have to think that some of this had to do with the pandemic as well — it’s really forcing companies to — I think it is showing which companies are strong and growing and robust and in the right segments. I think it’s also showing where companies may need to decide to combine or merge up or scale up with other partners. From our standpoint, we’ve been fairly acquisitive over the years and we have also done some divestitures, as well, to really sharpen our focus. Our view has been, you know, we want to be one of the leading companies in the space we want to find like-minded partners and so at least from our board sentiment, we’ve been very much aligned around growth and growing the company. And there is a scarcity of assets, too, Carl. If you look at the number of M&A deals that have gone on over the last four or five years and even into 2020, there is fewer and fewer, you know, pieces on the chess board if you will. And so we viewed Inphi and extremely strategic because they have revenue scale, they’re growing and they’re in some of most attractive end. So from a timing perspective, we see an inflection in their business and we thought this was the perfect time to join forces.

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Inphi

Is a leader in high-speed data movement. Inphi moves big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi. All other trademarks used herein are the property of their respective owners.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Inphi Corporate Contact:

Vernon P. Essi, Jr.

408-606-6524

investors@inphi.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND

INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or HoldCo through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, HoldCo and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.